Via EDGAR

April 4, 2018

Ms. Cecilia Blye, Chief

Officer of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Nielsen Holdings plc

10-K for Fiscal Year Ended December 31, 2017

Filed February 8, 2018

File No. 001-35042

Dear Ms. Blye:

On behalf of Nielsen Holdings plc (“Nielsen” or the “Company”), we are responding to your comment letter dated March 26, 2018, to Jamere Jackson, Chief Financial Officer of the Company. For ease of reference, we have repeated the Staff’s comment in italics text preceding our response. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2017

General

1. You stated in a letter to the staff dated December 21, 2015 that you had received a license from OFAC for certain activities in Sudan. And, as in prior years, you indicate in Exhibit 21.1 to the 10-K that you have a 75% interest in a company, which you identify as inactive, located in Syria.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your December 2015 letter, whether through subsidiaries, affiliates, partners, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: With respect to past contacts with Sudan and Syria, we refer you to the letter dated January 25, 2013 to Ms. Cecilia D. Blye, Chief of the Office of Global Security Risk, from Mr. Harris Black, Nielsen’s former Senior Vice President, General Counsel – Corporate and Secretary, which can be found at http://www.sec.gov/Archives/edgar/data/1397410/000119312513024373/filename1.htm (the “Prior Letter”). That letter was in response to SEC comments on the 10-K for the fiscal year ended December 31, 2011 for The Nielsen Company B.V., a wholly-owned subsidiary of the Company. Each of the responses contained in the Prior Letter with respect to Sudan and Syria are equally applicable to the Company as of today. As discussed in our December 21, 2015 letter to you, we have received a license from the U.S. Office of Foreign Assets Control (“OFAC”) for certain activities in Sudan, but neither the Company nor any of its direct or indirect subsidiaries has had any contacts with Syria or Sudan; we do not conduct, and have not conducted, business in those countries, or have any relationships with their governments or entities they control. Consistent with the Prior Letter, Syria Retail Tracking LLC remains a Nielsen subsidiary, but the business is dormant. We have not sought to liquidate it or take any action with regard to that entity in order to avoid further contact with Syria or any country or local official therein. We anticipate no further contacts in the future with the countries of Syria or Sudan, their governments or entities they control except to the extent permitted by U.S. law and regulation.

The Company remains committed to maintaining compliance with U.S. sanctions, laws and regulations. Given Nielsen’s global reach, the Company strives to educate its foreign subsidiaries and personnel regarding U.S. legal requirements. We note that the Sudanese Sanctions Regulations, economic sanctions regulations related to Sudan that were administered and maintained by the U.S. Treasury Department of Office of Foreign Assets Control (“OFAC”) have been revoked, and OFAC has removed numerous Sudanese individuals and entities from its list of specially designated nationals. Nielsen will continue to review and monitor its activities globally to ensure compliance with U.S. law.

Please do not hesitate to contact Emily Epstein at 203-563-2953 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Jamere Jackson
Jamere Jackson
Chief Financial Officer

cc:	Joseph H. Kaufman

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017